SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

12 December 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

/Announcement/Submission to SEC/MP/at

SEC File No: 82-3622

MASNET No. 18 OF 11.12.2003
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary: Lee Kwok Cheong

Date of notice to company: 11/12/2003

Date of change of interest: 09/12/2003

Name of registered holder: Lee Kwok Cheong

Circumstance(s) giving rise to the interest: Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(30,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.84
No. of shares held before the transaction: **% of issued share capital:**	226,740
No. of shares held after the transaction: **% of issued share capital:**	196,740

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		226,740
No. of shares held after the transaction: **% of issued share capital:**		196,740
Total shares:		196,740

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 11/12/2003, the date of receipt of the notice, to the SGX

MASNET No. 19 OF 11.12.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lee Kwok Cheong
Date of notice to company:	11/12/2003
Date of change of interest:	10/12/2003
Name of registered holder:	Lee Kwok Cheong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(70,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.86
No. of shares held before the transaction: **% of issued share capital:**	196,740
No. of shares held after the transaction: **% of issued share capital:**	126,740

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		196,740
No. of shares held after the transaction: **% of issued share capital:**		126,740
Total shares:		126,740

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 11/12/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 25 OF 11.12.2003
Announcement No. 25

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	11/12/2003
Date of change of interest:	10/12/2003
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(30,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.85
No. of shares held before the transaction: **% of issued share capital:**	134,760
No. of shares held after the transaction: **% of issued share capital:**	104,760

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,540	134,760
No. of shares held after the transaction: **% of issued share capital:**	1,540	104,760
Total shares:	1,540	104,760

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 11/12/2003, the date of receipt of the notice, to the SGX

MASNET No. 17 OF 09.12.2003
Announcement No. 21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lee Kwok Cheong
Date of notice to company:	08/12/2003
Date of change of interest:	02/12/2003
Name of registered holder:	Lee Kwok Cheong
Circumstance(s) giving rise to the interest:	Exercise of share options/convertibles

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	75,000
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.54
No. of shares held before the transaction:	151,740
% of issued share capital:	
No. of shares held after the transaction:	226,740
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before the transaction:		151,740
% of issued share capital:		
No. of shares held after the transaction:		226,740
% of issued share capital:		
Total shares:		226,740

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 09/12/2003, the date of receipt of the notice, to the SGX

MASNET No. 15 OF 09.12.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary: Lee Kwok Cheong

Date of notice to company: 08/12/2003

Date of change of interest: 02/12/2003

Name of registered holder: Lee Kwok Cheong

Circumstance(s) giving rise to the interest: Exercise of share options/convertibles

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	50,000
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.69
No. of shares held before the transaction:	101,740
% of issued share capital:	
No. of shares held after the transaction:	151,740
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before the transaction:		101,740
% of issued share capital:		
No. of shares held after the transaction:		151,740
% of issued share capital:		
Total shares:		151,740

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 09/12/2003, the date of receipt of the notice, to the SGX

MASNET No. 81 OF 05.12.2003
Announcement No. 81

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Tan Cher How
Date of notice to company:	03/12/2003
Date of change of interest:	05/12/2003
Name of registered holder:	Tan Cher How
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(20,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.84
No. of shares held before the transaction: **% of issued share capital:**	27,020
No. of shares held after the transaction: **% of issued share capital:**	7,020

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	6,740	27,020
No. of shares held after the transaction: **% of issued share capital:**	6,740	7,020
Total shares:	6,740	7,020

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 05/12/2003, the date of receipt of the notice, to the SGX

MASNET No. 11 OF 09.12.2003
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel revolutionises movie distribution with its international optical fibre network

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR9Dec03.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 09/12/2003 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel revolutionises movie distribution with its international optical fibre network

Digital movie distribution does away with courier of 35mm-reels

Singapore, 9 December 2003 – Singapore Telecommunications Limited (SingTel) has become the first carrier in the Asia Pacific region to facilitate the cross-border digital distribution of a newly released film.

The new Hong Kong blockbuster movie, *Infernal Affairs III,* will be distributed to Shaw Lido Cineplex in Singapore directly from Hong Kong, using SingTel's Asynchronous Transfer Mode (ATM) service, in time for the movie's Singapore gala premier on 10 December 2003.

About 80Gb video data will be transmitted digitally between the two cities via SingTel's international optic fibre network, and delivered directly to the digital movie server at the Cineplex. Those attending the premier can look forward to experiencing the latest in digital cinema technology with enhanced picture quality and sound.

Mr Thomas Yeo, SingTel's Vice President of Corporate Business Marketing, said: "This is the first time in Asia's movie history that a film is distributed digitally over a telecom carrier's international fibre optic network.

"Dispatching physical 35mm movie reels requires time and money from reel duplication and courier costs. At the same time, movie distributors are exposed to potential piracy risks as a result of the time lag. The quality of the film may also suffer from repeated use of the reels.

"We see increasing use of digital movie distribution across the region and SingTel, with its extensive pan-Asian infrastructure, is well placed to serve the movie industry in this context."

It is possible for American movie distributors to adopt this solution to distribute their movies digitally from the United States to Asian countries using SingTel's ATM network which has a footprint that covers major cities in the world.

Mr Yeo said: "SingTel is pleased to have played its part in the Singapore premier of *Infernal Affairs III* and we look forward to providing more cutting-edge and innovative solutions to our customers in the media industry. Our effort also supports Singapore's development of its digital cinema industry and its position as a media hub."

SingTel's ATM service supports video, voice and data transmission over a single communication network and is ideal for organisations that need robust and resilient multi-site connections across boundaries.

Directed by Alan Mak and Andrew Lau, *Infernal Affairs III* stars Andy Lau, Kelly Chen, Leon Lai and Tony Leung.

~~~~~~~~~~~~~~~

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 41 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.
~~~~~~~~~~~~~~~

SEC File No: 82-3622

MASNET No. 69 OF 05.12.2003
Announcement No. 69

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - US$15 PER SHARE CASH OFFER FROM GRAPECLOSE LIMITED FOR INMARSAT VENTURES PLC

Attached is an announcement made by Inmarsat Ventures plc ("Inmarsat") on the offer by Grapeclose Limited for all the issued share capital of Inmarsat.

Singapore Telecommunications Limited will, upon the Scheme of Arrangement (referred to in Inmarsat's announcement) becoming effective, receive cash consideration of US$15.00 per share or US$28.8 million for its stake of 1,921,730 shares, representing 1.9 per cent. of the issued share capital of Inmarsat.

Inmarsat release.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 05/12/2003 to the SGX

Inmarsat Ventures plc

Recommended Offer by Grapeclose

Inmarsat Acquisition Approved

LONDON - Inmarsat Ventures plc (***Inmarsat***) wishes to announce that the Court Meeting and Extraordinary General Meeting convened to vote on the offer by Grapeclose Limited for all the issued share capital of Inmarsat were held on Monday 1 December 2003.

Inmarsat shareholders representing approximately 97% of the shares voted at the meetings approved the resolutions required to accept the offer, announced on 16 October 2003 by Grapeclose Limited, a company formed at the direction of funds respectively advised by Apax Partners and Permira.

The offer was made by way of a Scheme of Arrangement under Section 425 of the Companies Act 1985 and Court approval will be sought on 16th December. The Scheme is expected to become effective on Wednesday 17th December 2003.

ENDS

The directors of Inmarsat Ventures plc accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

About Inmarsat Ventures plc

Inmarsat Ventures plc is a leading provider of global mobile satellite communications services. Its services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other enterprise level users in the maritime, land and aeronautical sectors.

Visit www.inmarsatventures.com for more information.

Contacts:
Inmarsat
Dominic Cook
Tel: +44 20 7728 1256
Fax : +44 20 7728 1179
Email: dominic_cook@inmarsat.com

Financial Dynamics

Nic Bennett/Caroline Ledosquet
Tel: +44 20 7831 3113